UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Success By Media Holdings Inc

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Nevada

Date of organization:

30 August 2018

Physical address of issuer:

170 S. Green Valley Parkway Suite 300
Henderson, NV 89012 (USA)

Website of issuer:

https://successbymedia.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Common Stock

Target number of securities to be offered:
21,500

Price (or method for determining price):
$7.00

Target offering amount:
$150,500

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,067,500

Deadline to reach the target offering amount:
31 Dec 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	1,561,182.88	0.00
Cash & Cash Equivalents	410,269.31	0.00
Accounts Receivable:	0.00	0.00
Short-term Debt:	153,434.16	0.00
Long-term Debt:	416,358.76	0.00
Revenues/Sales	3,936,072.48	0.00
Cost of Goods Sold:	1,899,430.08	0.00
Taxes Paid:	0.00	0.00
Net Income:	243,333.57	0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the media sector;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds; and
- our ability to protect our intellectual property rights.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the media industry;
- growth of, and risks inherent in, the media industry in the U.S;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Success By Media Holdings Inc shall include any joint venture in which Success By Media Holdings Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Success By Media Holdings Inc.

"Company " means Success By Media Holdings Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Success By Media Holdings Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Common Stock of Success By Media Holdings Inc.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:

Success By Media Holdings Inc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: James Noland (Jay Noland)   **Dates of Board Service: Aug 2018**

Principal Occupation:
Chief Executive Officer of Success By Media Holdings Inc

Business Experience:
Mr. Noland served as CEO of SereniGy since 2009, as well as a local retail company where he was involved in all aspects of infrastructure including branding, software development, staff training, compensation structure, international expansion (over 50 countries), conducting seminars and training, product development, purchase order management, and financial operations.

In 2015, Mr. Noland served as Chief Sales Officer at Rain International. He is also serving as President of Enhanced Capital Funding since 2005 where he is involved in all aspects of financial consulting and marketing. In 2015, Mr Noland founded Success By Media LLC, a wholly-owned subsidiary of Success By Media Holdings Inc and served as the CEO of the company. He is involved in all aspects of company development including personal growth coaching, blog contribution, marketing, website management, and life coaching.

Name: Crystal Roney   **Dates of Board Service: Aug 2018**

Principal Occupation:
President/CEO, Popcorn Interactive Media, Inc.
Director, Success By Media Holdings Inc.

Business Experience:
Crystal Roney is a successful Entrepreneur holding two patents for telecommunication. Her educational achievements include an B.A. in Management from Brown University, a Masters in Telecommunications from NYU and another Masters in Taxation from Nova Southeastern University. She also earned her Paralegal Certificate from Boston U.

She used her financial skills to work as a Financial Analyst for Disney/Capital Cities/ABC-TV in New York, Revenue Operations Manager for Sega Channel, Sr. Consultant for Deloitte and Touche in Los Angeles and COO/CFO for 411 Web/411 Tax Solutions in Los Angeles.

She found her true passion working in the telecommunications industry as Director of Carrier Relations for SBC Communications Inc. (now AT&T), Sr. Manager at Lucent Technologies and then General manager of Popcorn Interactive Media in Chicago for six years. In 2105 she became President of the company.

Crystal Roney has never been afraid to run with a new idea or do the hard work it takes to turn dreams into reality. Thanks to her corporate, financial, public relations and entrepreneurial experience, Popcorn

Interactive Media is on the verge of becoming the next multimedia empire with the World Comedy Network and Woozlee.com.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: James Noland (Jay Noland)   **Dates of Service: Aug 2018**

Principal Occupation:
Chief Executive Officer of Success By Media Holdings Inc

Business Experience:
Mr. Noland served as CEO of SereniGy since 2009, as well as a local retail company where he was involved in all aspects of infrastructure including branding, software development, staff training, compensation structure, international expansion (over 50 countries), conducting seminars and training, product development, purchase order management, and financial operations.

In 2015, Mr. Noland served as Chief Sales Officer at Rain International. He is also serving as President of Enhanced Capital Funding since 2005 where he is involved in all aspects of financial consulting and marketing. In 2015, Mr Noland founded Success By Media LLC, a wholly-owned subsidiary of Success By Media Holdings Inc and served as the CEO of the company. He is involved in all aspects of company development including personal growth coaching, blog contribution, marketing, website management, and life coaching.

Name: Crystal Roney   **Dates of Service: Aug 2018**

Principal Occupation:
President/CEO, Popcorn Interactive Media, Inc.
Director, Success By Media Holdings Inc.

Business Experience:
Crystal Roney is a successful Entrepreneur holding two patents for telecommunication. Her educational achievements include an B.A. in Management from Brown University, a Masters in Telecommunications from NYU and another Masters in Taxation from Nova Southeastern University. She also earned her Paralegal Certificate from Boston U.

She used her financial skills to work as a Financial Analyst for Disney/Capital Cities/ABC-TV in New York, Revenue Operations Manager for Sega Channel, Sr. Consultant for Deloitte and Touche in Los Angeles and COO/CFO for 411 Web/411 Tax Solutions in Los Angeles.

She found her true passion working in the telecommunications industry as Director of Carrier Relations for SBC Communications Inc. (now AT&T), Sr. Manager at Lucent Technologies and then General manager of Popcorn Interactive Media in Chicago for six years. In 2105 she became President of the company.

Crystal Roney has never been afraid to run with a new idea or do the hard work it takes to turn dreams into reality. Thanks to her corporate, financial, public relations and entrepreneurial experience, Popcorn Interactive Media is on the verge of becoming the next multimedia empire with the World Comedy Network and Woozlee.com.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
James Noland (Jay Noland)	2,076,923 shares Common Stock	71.49%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$150,500**	**$1,067,500**
Less: Offering Expenses		
Portal Fee	$7,525	$53,375
Other Offering Expenses	$2,505	$6,500
Net Proceeds	**$140,470**	**$1,007,625**
Legal	$10,000	$25,000
Accounting	$7,000	$10,000
Operations	$25,000	$220,000
Product for Success By Health	$20,000	$175,000
Marketing	$20,000	$130,000
Website development	$10,000	$40,000
Media Platform and Infrastructure	$30,000	$200,000
Travel	$5,000	$30,000
Management Expenses	$8,000	$150,000
Miscellaneous/Reserves	$5,470	$27,625

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$150,500
Maximum Target	$1,067,500
Pre-money Valuation	$20,336,540
Equity Offered	0.73% – 4.99%
Securities Type	Common Stock
Regulation	Regulation CF
Closing Date	31 Dec 2019

Share Price $7.00

Shares Offered
21,500 – 152,500

Shares Issued After Offering
2,926,720 – 3,057,720

Please also refer to *Appendix C - Share Subscription Agreement.*

14. Do the securities offered have voting rights?
Yes.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;

    (2) to an accredited investor;

    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	5,500,000	2,905,220	YES	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Securities being offered are the same as the security identified above. However, purchasers should note that of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Common Stock the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Common Stock with a minority voting rights, may not have enough voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **Success By Media Holdings Inc As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's Common Stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of the Common Stock Success By Media Holdings Inc.
The valuation of Success By Media Holdings Inc.'s common stock was determined by the Company's board of directors on March 31, 2019.

With the funds raised in this offering, we expect we could achieve annual revenue of $8 million in the fiscal year 2019. We apply a 2.75x revenue multiple in our valuation, which gives the Company at a pre-money valuation of $22 million, or $7.573 per share, calculated by dividing the pre-money valuation by the number of common shares outstanding (2,905,220 as of March 31, 2019).

Considering the illiquidity discount for the Company's common stock, given the company is a private company and there is no secondary market for the Company's common stock and for convenience to our cap table management and investors, we set the offering price to $7 per share in this offering, which is equivalent to a pre-money valuation of $20,336,540.

The offering price reflects our management's expectation in the coaching industry, new business developments and future profitability.

The Company's board of directors believe the valuation of the Company's common stock in this offering was based on methodologies, assumptions and inputs that were appropriate for the valuation of the common stock of a private company at start-up stage, in light of the Company's expected performance and the increase in general valuations of equity markets. For example, the S&P 500 surged 13.1 percent the Dow Jones Industrial Average climbed 11.2 percent in the first quarter of 2019.

Investors should be cautious that the valuation of our common stock is not based on perceived market value, book value, or other methods like Discounted Cash Flow Analysis. We did not obtain an independent appraisal opinion on the valuation of our corporation. The common stock to be issued in this offering may have a value significantly less than the offering price and there is no guarantee that the common stock will ever attain a value equal to or greater than the offering price.

How such securities may be valued by the issuer in the future

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

Depending on our business size, asset scale and cash flow performance, we may apply the following valuation methods for the future valuation of our common stock or securities to be issued:

1. Recent comparable financings of companies similar and comparable to us.
2. Market value based on recent M&A transactions in the sector
3. Discounted cash flow method ("DCF")
4. Price/Book Value, Price/Earnings/Revenue Ratio of companies similar and comparable to us.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- Although the Purchasers of the securities offered are entitled voting rights, as minority shareholders, they may not have enough voting power to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

   a. Additional Issuances of Securities

   Purchasers (Purchasers) of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

   The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

   Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

   Transactions with related parties are transactions between the issuer (Issuer) or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

As of December 31, 2018, we had total short-term liabilities of $153,434.16, which was the E-Wallet Balance in Reserve. In 2018, Success By Media created E-Wallet, electronic wallets for our affiliates to use instead of receiving their commissions via check or electronic funds transfer immediately. This allowed our affiliates to utilize the balance to buy new products and develop their business from their electronic wallets. Our affiliates can request payment of the commissions at any time. According to our accounting policy, E-Wallet Balance in Reserve is recorded as short-term liabilities, as our affiliates can request payment of the commissions at any time. We don't need to pay interest to our affiliates for the balance stored in E-Wallet.

In 2017, the issuer's wholly owned subsidiary, Success By Media LLC entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital Funding. These are the products Success By Media is now selling. Terms of the license agreement are $500,000 one-time fee payable to Enhanced Capital Funding over 10 years and a 15% royalty paid annually. As of December 31, 2018, the amount payable to Enhanced Capital Funding was $416,358.76.

25. What other exempt offerings has the issuer conducted within the past three years?

The Success By Media Holdings Inc, the Issuer of this offering, didn't have any exempt offerings conducted within the past three years. However, Success By Media LLC, a wholly-owned subsidiary of the Issuer, has conducted a Regulation Crowdfunding during the period between November 27, 2017 and April 25, 2019. The offering ended on April 25, 2019 and no funds had been raised:

Date of the Offering	Offering Exemption	Securities Offered	Amount of Securities Sold	Use of Proceeds	Offering Status
November 27, 2017	Regulation Crowdfunding	Membership Units of Success By Media LLC	0	N/A	Terminated on April 25, 2019

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

> a. **any director or officer of the issuer;**
>
> b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
>
> c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
>
> d. **any immediate family member of any of the foregoing persons.**

In 2017, the issuer's wholly owned subsidiary, Success By Media LLC entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital Funding. These are the products Success By Media is now selling. Terms of the license agreement are $500,000 one-time fee payable to Enhanced Capital Funding over 10 years and a 15% royalty paid annually. As of December 31, 2018, the amount payable to Enhanced Capital Funding was $416,358.76.

James Noland (Jay Noland), who is the director, CEO and the principal security holder of the Issuer, (as identified in question 6 of this offering statement), is currently the President and sole-owner of Enhanced Capital Funding. As a result, Jay Noland will be entitled to the financial interest of the

above outstanding payable of $416,358.76 and the 15% annual royalty fee to be received by Enhanced Capital Funding.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Success By Media Holdings Inc was incorporated on August 30, 2018 and started to operate since then. The issuer's wholly owned subsidiary, Success By Media LLC was formed on October 7, 2015 and started to operate since October 7, 2015.

Success By Media Holdings, Inc. was formed in 2018 to manage and more formally consolidate the financial operations of seven subsidiaries formally all under Success By Media, LLC. Members of Success By Media, LLC were converted to shareholders of Success By Media Holdings, Inc. In September 2018, the Shareholders and Board of Directors voted to consolidate the LLC with the corporation, operating as one corporation. The membership units were converted to corporate stock with a 25% for 1 stock/membership unit conversion and common shares were issued.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."


IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.


Success By Media Holdings Inc is uniquely positioned as a media company. Our innovative media platform focused on delivering cutting-edge media training products and programs to help people reach their full potential. We combine cutting-edge online software solutions with powerful media content from our network of professional speakers, trainers, and coaches, to deliver personalized, interactive virtual media training and coaching experiences on topics relating to physical health, mental acuity, emotional connection, spiritual strength, and financial success. We use the power of media to build strong people through multiple company divisions.

Success By Media Holdings Inc is also engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. We provide coaching services, media services, training services and virtual learning systems. Through our Success By Health division, we are also engaged in manufacturing and sales of nutraceutical products - including coffee, tea, health shakes and a selection of vitamins and minerals.

Background
Success By Media Holdings, Inc. was formed in 2018 to manage and more formally consolidate the financial operations of seven subsidiaries formally all under Success By Media, LLC. Members of Success By Media, LLC were converted to shareholders of Success By Media Holdings, Inc. In September 2018, the Shareholders and Board of Directors voted to consolidate the LLC with the corporation, operating as one corporation. The membership units were converted to corporate stock with a 25% for 1 stock/membership unit conversion and common shares were issued.

The LLC-to-Corporation conversion aims at providing greater transparency and business coherence, clearer shareholding structure and enhancing the flexibility in raising through issuance of shares.

Review of Operations
Success By Media Holdings Inc has four operational divisions – Success By Coaching; Success By Health, Success By Network and Success By VT. Products are being developed for each division. As of December 31, 2018 Success By Coaching, Success By Health and Success By Network were operational and providing sales.

We are pleased to report a net profit of $243,333.57 for fiscal year 2018, primarily contributed by the sales of Success By Coaching and Success By Health and Success By Networking. Thanks to our team's continued effort in penetrating the corporate sector and expanding in new opportunities, we have successfully explored to reach new customers and market segments through the use of our media platform and infrastructure. We have successfully helped our customers to master the achievement of goals, strengthen interpersonal skills and recognize team success with enthusiasm through our media tools, software, and online courses.

We believe Success By Media has a unique position in utilizing media in life and corporate coaching industry, especially in online and digital form, in the same way, that we have changed the way of life and corporate coaching through the use of new media and content delivery channels. As our solid revenue results and significant progress the past fiscal year indicate, we remain very focused on maintaining and building a strong position in the industry we are operating.

With the proceeds from this offering, we will enhance our media infrastructure, utilize media to propel our business forward, provide interactive training, consulting services, design different programmes specific to our customers and continue to explore new business opportunities in 2019.

Revenue
The company generates revenues from Corporate Training & Consulting Services, Success By Coaching, Success By Health and Success By Networking.

Revenue for fiscal year 2018 was $3,936,072.48

Operating Expenses
Our operating expenses are general and administrative expenses include expenses related to salaries, advertising and marketing, contract labor, contractors, travel, meals and entertainment, office equipments and office related expenses, software, rent and leases, and professional fees.

Total operating expenses for fiscal year 2018 was $1,794,681.45.

Net Income
Net Income for fiscal year 2018 was $243,333.57.

IMPORTANT: We are uncertain about whether we can continue to have growth in revenue and maintain our profitability in the future.

Cash flows
In 2018, the net cash flow generated from operating activities was $30,729.32. No cash flow was recorded in investing activities during 2018 and the cash provided by financing activities was $379,539.99, which was primarily due to an increase in our equity capital, partly offset by cash flow used in the repayment of other long term liabilities.

IMPORTANT: Our historical results and cash flows are not representative of what investors should expect in the future.

Liabilities

As of December 31, 2018, we had total short-term liabilities of $153,434.16, which was the E-Wallet Balance in Reserve. In 2018, Success By Media created E-Wallet, electronic wallets for our affiliates to use instead of receiving their commissions via check or electronic funds transfer immediately. This allowed our affiliates to utilize the balance to buy new products and develop their business from their electronic wallets. Our affiliates can request payment of the commissions at any time.

In 2017, the issuer's wholly owned subsidiary, Success By Media LLC entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital Funding. These are the products Success By Media is now selling. Terms of the license agreement are $500,000 one-time fee payable to Enhanced Capital Funding over 10 years and a 15% royalty paid annually. As of December 31, 2018, the amount payable to Enhanced Capital Funding was $416,358.76.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $410,269.31 as of December 31, 2018, of which $409,708.54 are held under Success By Media LLC's bank accounts.

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We may raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all. New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

If the need for additional financing in connection with future expenses arises, the Company will explore and evaluate appropriate available sources of funds in accordance with the interests of our shareholders.

Future Expenses

We plan to use the proceeds as set forth in *Question 10, The use the proceeds of this offering.*

The Company is seeking a minimum of $150,500 in this offering, which would provide capital resources for ongoing business development and improve our balance sheet. Whether or not receiving these funds and any other additional funds is not necessary to the viability of the business in the next 12 months. We expect that the Company's available cash together with our operating cash flow would be enough to finance its operation in the next 12 months.

If the need for additional financing in connection with future expenses arises, the Company will explore and evaluate appropriate available sources of funds in accordance with the interests of our shareholders.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security?
    No.

    (ii) involving the making of any false filing with the Commission?
    No.

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Success By Media Holdings, Inc. was formed in 2018 to manage and more formally consolidate the financial operations of seven subsidiaries formally all under Success By Media, LLC. Members of Success By Media, LLC were converted to shareholders of Success By Media Holdings, Inc. In September 2018, the Shareholders and Board of Directors voted to consolidate the LLC with the corporation, operating as one corporation. The membership units were converted to corporate stock with a 25% for 1 stock/membership unit conversion and common shares were issued.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://successbymedia.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jay Noland

_____

[Signature Code: 3zrCL_LCmJzPvapXXqQ78wAFgoT7rZZZ5_8D4ckMwXtaFARzKBZuDyiBM9LrmS4m0xhEuxXpLUXXjuabHJ8JKX_r4hFFfbnUhKkIgEASPXs]

James Noland
CEO
Success By Media Holdings Inc
Date: 29 Apr 2019

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

About Success By Media Holdings

Success By Media Holdings, Inc. was formed in 2018 to manage and more formally consolidate the financial operations of seven subsidiaries formally all under Success By Media, LLC. Members of Success By Media, LLC were converted to shareholders of Success By Media Holdings, Inc. In September 2018, the Shareholders and Board of Directors voted to consolidate the LLC with the corporation, operating as one corporation. The membership units were converted to corporate stock with a 25% for 1 stock/membership unit conversion and common shares were issued.

The LLC-to-Corporation conversion aims at providing greater transparency and business coherence, clearer shareholding structure and enhancing the flexibility in raising through issuance of shares.

Our Business

Success By Media Holdings Inc is uniquely positioned as a media company. Our innovative media platform focused on delivering cutting-edge media training products and programs to help people reach their full potential. We combine cutting-edge online software solutions with powerful media content from our network of professional speakers, trainers, and coaches, to deliver personalized, interactive virtual media training and coaching experiences on topics relating to physical health, mental acuity, emotional connection, spiritual strength, and financial success. We use the power of media to build strong people through multiple company divisions.

Success By Media Holdings Inc is also engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. We provide coaching services, media services, training services and virtual learning systems. Through our Success By Health division, we are also engaged in manufacturing and sales of nutraceutical products - including coffee, tea, health shakes and a selection of vitamins and minerals.

The Company is engaged in the offering of media and sales consulting to corporations and life coaching to individuals for personal and business development. The company offers tools such as software and online courses to complete. Also, the company offers products for the improvement of health, body and mind. Majority of sales through workshops, retreats and events conducted around the world.

After The LLC-to-Corporation conversion in September 2018, Success By Media Holdings Inc is the sole owner of Success By Media LLC, the Parent entity to several divisions of business including:

Success By Coaching is personal development & one on one coaching division,
Success By Health is a healthy product and affiliate marketing division,
Success By Networking is a training division for direct sales representatives,
Success By VT is a virtual training system for entrepreneurs.

At Success By Media, we believe in training differently. We want to help you and your business reach your full potential and every goal you set.

Our cutting edge media services, training services, virtual learning systems, and professional coaching enables you, your staff, and your teams to excel at top performing levels in record time.

We will create customized, consistent, and comprehensive training and media service that will far exceed your expectations. That is our promise.

"Life is about decisions. You can´t get good results making bad decisions. Consistently make better decisions, and you´ll consistently get better results. It´s that simple"

Jay Noland

For more than 20 years Jay Noland has acted as a mentor and coach to thousands of people from all walks of life, many of whom achieve incredible accomplishments as a result. Whether your goals are to develop maximum confidence, the highest levels of self-esteem, learning to mentor others, feed third world countries, or generate significant incomes in business, the success principles he teaches will bring more order, more joy, more courage, more fun, and more fulfillment to your life.

His powerful and charismatic style immediately captures and inspires people to take meaningful action that produces results. Jay's one of a kind techniques and masterful authority in his work will move your heart and create an unshakable mindset that allows for the limitless life you are seeking.

Success By Media brings together training and resources to serve those in the network marketing and direct sales industry through these incredible unique divisions:



SUCCESS BY COACHING

REVENUE STREAM ONE: SUCCESS BY COACHING

HOW CAN IT HELP PEOPLE?

The Million Dollar Energy Program will help you to fully understand the power within you. It will elevate your life in many ways, allowing those around you to instantly feel a change in your energy. You will learn the importance of your words and thoughts. You will learn to speak positivity into every area of your life. You will realize that you are able to eliminate all negativity and complaining, resulting in a better attitude and positive mental state. Others will notice a change in you, creating more opportunities.

WHAT CAN PEOPLE EXPECT FROM IT?

The Million Dollar Energy Program will teach you how to operate at your absolute fullest potential. Jay's knowledge will give you explosive energy that immediately radiates to those around you. With this series you can expect to be transformed into the most positive, uplifting person you know. It will elevate your life and change you in ways you never thought possible. Be prepared, completely open minded, and trust this process, as it can transform you into someone that can truly impact the world. We believe anyone can learn their way to success having Million Dollar Energy.

Jay Noland Think and Grow Rich Mastery Course
Price: $1195

Jay Noland is a Master of the Think and Grow Rich principals and is ready to share his proven success with the world in an easy to follow immersion technique of his Think and Grow Rich Mastery Course. The "Secret" that Dr. Napoleon Hill speaks about in Think and Grow Rich, that leads to guaranteed abundance, will become evident to all who go through this exclusive course. Jay Noland will literally make you rapidly see the "Secret" in a way that no one else can. Through this course, you will not only master the skill set of Think and Grow Rich, but have the motivation and inspiration to put it to use and make all your dreams come true!

15 – 2 hour Training Sessions

Success By Coaching reaches people at the heart of their fears in talking to people and building a business. They learn more about themselves, more about what to say and how to say what they really want and how to close the deal.

Revenue Model: Revenue is generated through coaching contracts and events. Fees range from $200 to $2,000, with the raw costs of approximately 25% of the fee.

Advantage: Mr. Noland has a reputation of being able to relate to everyone, from those on welfare to billionaires. His ability to see inside a person's fears and coach them to success has made him a household name in the industry.

Risk: If something happens to Mr. Noland, the team is left to his materials, his vision, and his processes to continue.



REVENUE STREAM TWO: SUCCESS BY HEALTH

Success By Health provides residual income affiliate model to entrepreneurs who value healthy coffees and other nutritionals in their day to day life and want to share that healthy lifestyle with others and be compensated for sharing.

Revenue is generated through healthy products with costs of 20% of Retail, with marketing and distribution costs of approximately 45% of Retail.

Advantage: Mr. Noland is using the same products as well as new ones that he produced for another business. These products have endured the test of time of almost a decade with those who use them eager to share the health benefits with others.

Risk: Distributors are fickle people. Even though they love this product, the newest health craze may send them on to anticipated greener pastures.



REVENUE STREAM THREE: SUCCESS BY NETWORKING

Success By Networking shows entrepreneurs a step by step process to build teams of like minded individuals who recognize the power of residual income and building a business that they can benefit from in perpetuity.

Revenue is generated through training events and webinars, with marketing and event costs of approximately 50% of Revenue.

Advantage: Mr. Noland has already by hired by top companies in the industry to build their marketing arms. His ability to increase companies three and five fold is legendary. Large direct marketing companies send their distributors to learn how to duplicate their personal business and get the proven methods for closing new clients.

Risk: Companies are nervous that some of their distributors may see Success By Health's products and compensation model and stop marketing their products and start marketing Success By Health. This risk was a heavy consideration in launching Success By Health, in the end it was determined by management that it the health company would not be mentioned during any trainings or online as it relates to Success By Networking and that the Companies' client base would not be sent any information regarding Success By Health.



REVENUE STREAM FOUR: SUCCESS BY VT

Success By VT gives their clients daily reminders and strategies to face the challenges they impose on themselves and they face trying to build a business.

Revenue is generated by subscriptions to the VT program. From "Your First Five" program at $399 a year, to "Million Dollar Energy" & "Perpetual MLM Money Machine" to $695 a year, and "Strong XP" at $1,000 a year. Packages are also available. These digital training and materials have production costs of 20% of Retail, with marketing and distribution costs of approximately 25% of Retail. Once produced, and fixed costs are covered there are no further direct costs regarding those specific products.

Advantage: Mr. Noland is taking the training he uses at large events and condensing the training to unique virtual training models and presentations.

Risk: With all the other training companies out there and all the audio, webinar and virtual schools available it is important to create branding that drives people. We believe this can be done through all the other divisions of the company, as well as this division supporting the others.



MR. JAY NOLAND

Introducing a Legend in the personal growth and coaching industry, SBM's CEO, Mr. Jay Noland. He began his career in business in 1995. He's built multiple massive sales organizations and business infrastructures that span in over 50 different countries. Jay Noland is known throughout the personal growth and coaching industry as a Master Trainer. He has helped thousands of people reach their highest heights in personal development.

He is also known across the globe for his gift in motivational speaking. Jay Noland has spoken at major events in front of people from all walks of life. He has impacted the masses in such a highly positive manner. Personal Growth Training is a great passion of Jay Noland and he considers it is an honor and a privilege.

Jay Noland spent several years in the Mortgage Banking and Brokerage arena as well. Our CEO and Founder is well versed in the world of business as he has developed several successful businesses in multiple industries.

His Leadership skills have been proven time and time again in many successful companies that he has been a part of. Jay Noland understands and embraces the concept of what a true leader is. He has illustrated his ability to get in the trenches with the people, producing results at times that reach further than most ever dreamed.

Jay Noland has taken a strong position in life by standing for truth and integrity without wavering. His passion is in the relationships he builds with people. Once you get an opportunity to spend personal time with our CEO, you will be impacted in a positive way.

Appendix B - RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We are operating in a very competitive industry
The business is in a competitive industry with companies with much more financial and physical resources.

We rely on continuing efforts of Jay Noland, the CEO and Founder of Success By Media Holdings Inc
The business relies mainly on the efforts of Jay Noland to produce products, training and systems, as well as oversee the operations of the company. If something happened to him the business may not be able to continue.

We have a limited operating history
We have a limited operating history upon which you can evaluate our performance. Our business plan is still in development and we likely do not recognize all of the challenges that may emerge and affect our proposed business. Accordingly, potential investors must consider the risks, expenses, delays, problems, and difficulties we may face as an early-stage company with little operating history in a new and rapidly evolving market. These risks include:
  a.   technical uncertainties respecting the internet;
  b.   uncertainties about the anticipated markets for business and consumer clients;
  c.   our dependence on identifying clients based on our model and fees;
  d.   our inability to obtain and integrate technical and managerial resources;
  e.   our inability to develop and maintain strategic relationships; and
  f.   our dependence upon key personnel in addition to Jay Noland.

We may not be able to maintain and increase the sales and profitability of products and services
We cannot guarantee that we will be able to maintain our sales and achieve our targeted sales growth and profitability for our product and services, which include the offering of media and sales consulting to corporations, life coaching to individuals for personal and business development, and software and online courses.

Our historical financial and operating results are not indicative of future performance.
Our revenue, operating expenses and results of operations may vary from period to period and from year to year in response to a variety of factors beyond our control, including general business and economic conditions, employment rates, inflation and interest rates, and consumer discretionary income. Therefore our historical results may not be indicative of our future performance.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business and operation.

We may face claims of infringement that could interfere with the use of our proprietary know-how, concepts, technologies, or trade secrets. Defending against such claims may be costly and, if we are unsuccessful, we may be prohibited from continuing to use such proprietary information in the future or be forced to pay damages, royalties or other fees for using such proprietary information, any of which could negatively affect our sales, profitability and prospects.

Our success depends on the continuing efforts of our senior management team and other key personnel and our business may be harmed if we lose their services.
Our success depends upon the continuing services of our management team, including our CEO and Founder Jay Noland. In addition, we must continue to attract, retain and motivate a sufficient number of qualified personnel.

We may need additional capital, and our ability to obtain additional capital is subject to uncertainties.
We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on investments in new facilities, decorations and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility.

RISKS RELATED TO THE OFFERING

Offering price of the Securities is not an accurate reflection of their value
We cannot assure that the offering price of the Common Stock of Success By Media Holdings Inc (the "Securities") will be an accurate reflection of their value. The offering price of the Securities is arbitrarily determined by us taking into account our prospects, all as assessed by our management. The offering price should not be regarded as an indication of any future price of the Securities, and bears no relationship to our assets, earnings, net tangible book value, or any other traditional criteria of value.

There has been no representation of investors in the preparation of this offering. We have not obtained an independent opinion on behalf of prospective investors regarding the fairness of the terms on which the Securities are offered hereby. Prospective investors will be relying on the disclosures set forth herein and the additional materials it refers to directly, and on the business and investment background and experience of themselves and any advisors engaged by them, as the basis for their investment decision.

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions

We have the right to, and expect to, issue additional shares or sell stock in isolated transactions. Our board of directors has authority, without action or vote of our shareholders. Any such issuance will dilute the percentage of return to Investors.

Restrictions on transferability of securities
Restrictions on transferability of securities will limit the ability of purchasers to transfer their Securities. Especially, the Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless certain conditions are met, as described in ***Restrictions on Transfer of the Securities Being Offered*** on this Form C.

The Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. In addition, the Securities are subject to restrictions on transfer under applicable state securities laws under which such securities are sold in reliance on certain exemptions or under the provisions of certain qualifications. As restricted securities, the securities may not be sold in the absence of registration or the availability of an exemption from such registration requirements.

We cannot assure that we will pay dividends.
We do not currently anticipate declaring and paying dividends to our shareholders in the near future.   It is our current intention to apply net earnings, if any, in the foreseeable future to increase its capital base and marketing.   Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our Common Stock. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our board of directors.

You can't easily resell the securities.
There are restrictions on how you can resell your securities. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.
We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations.   In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Stock.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT
of
SUCCESS BY MEDIA HOLDINGS INC.

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Success By Media Holdings Inc., a company organized and existing under the laws of the State of Nevada ("Success By Media" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Success By Media has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of common stock of Success By Media (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

 1.1 Issue of Shares. Subject to the terms and conditions hereof, Success By Media hereby issues to the Subscriber, and the Subscriber hereby subscribes from Success By Media **[Shares Subscripted] Shares**, at a Per Share Price equal to **$7.00** (the "Share Price").

 1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Success By Media as follows:

  (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

 1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Success By Media 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Success By Media and such decision is based upon a review of the Form C which has been filed by Success By Media with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Success By Media in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Success By Media;

c. the Subscriber acknowledges and accepts the fact the owners of the Shares are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Success By Media;

d. Success By Media is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Success By Media from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Success By Media and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in

investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Success By Media in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Success By Media in connection therewith;

f. the Subscriber acknowledges that Success By Media has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Success By Media shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Success By Media is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Success By Media (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Success By Media is speculative

and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Success By Media is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Success By Media and depends on the advice of its legal and financial advisors and agrees that Success By Media will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Success By Media; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Success By Media. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Success By Media and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Success By Media to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2019, or at such other time and place as the Company may designate by notice to

the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Nevada, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Success By Media shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

James Noland

_____
Name: James Noland
Title: CEO
Success By Media Holdings Inc.

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT



Financial Statements

Success By Media Holdings, Inc.
For The Period Ending December 31, 2018

Prepared by
RAI BusinessTeam

Prepared on
April 25, 2019

For management use only

Table of Contents

Accountant's Letter

March 31, 2019

To the Board of Directors and Members
Success By Media Holdings, Inc.
170 S. Green Valley Pkwy
Suite 300
Henderson, NV 89012

We have reviewed the accompanying consolidated financial reports of Success By Media Holdings, Inc. as of December 31, 2018 and the related statements including the balance sheet, statement of operations, and cash flows for same period therein. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying notes are an integral part of the financial statements.

Sincerely,

Don Miller, CPA
RAI BusinessTeam
8465 W. Sahara Avenue
Suite 111-915
Las Vegas, NV 89117

Statement of Operations

Success By Media Holdings, Inc.
Consolidated Statement of Operations
(Unaudited)

		Year End Dec 31, 2018
INCOME		
Corporate Training/ Consulting/Media		8,199.70
Success By Coaching		333,782.90
Success By Health		3,449,757.96
Success By Networking		144,331.92
TOTAL INCOME	$	3,936,072.48
COST OF GOODS SOLD		
TOTAL COST OF GOODS SOLD	$	1,899,430.08
GROSS PROFIT	$	2,036,642.40
EXPENSES		
TOTAL EXPENSES		$1,794,681.45
NET OPERATING INCOME		$241,960.95
OTHER INCOME		
Interest income		1,372.62
Total Other Income	$	1,372.62
Net Other Income	$	1,372.62
NET INCOME		$243,333.57

Success By Media Holdings, Inc.
Statement of Financial Position
(Unaudited)

	Year End Dec 31, 2018	
ASSETS		
Current Assets		
Success By Media LLC Accounts		409,708.54
Cash		560.77
Total Cash and Equivalent	$	410,269.31
Accounts Receivable		
Accounts Receivable		0.00
Total Accounts Receivable	$	0.00
Inventory		
Inventory		538,846.40
Total Inventory	$	538,846.40
Total Current Assets	$	949,115.71
Other Assets		
Furniture & Office Equipment		48,495.74
Intangibles & Goodwill		563,571.43
Total Other Assets	$	612,067.17
TOTAL ASSETS	$	1,561,182.88
LIABILITIES AND EQUITY		
Liabilities		
Short Term Liabilities		
E-Wallet Accounts in Reserve		153,434.16
Long Term Liabilities		416,358.76
Total Liabilities		$569,792.92
Equity		
Contributed Capital		895,866.39
Retained Earnings		
Net Income		95,523.57
Total Equity	$	991,389.96
TOTAL LIABILITIES AND EQUITY	$	1,561,182.88

Success By Media Holdings, Inc. EIN 83-1792580

Statement of Cash Flows

January - December 2018

Success By Media Holdings, Inc.
Consoldiated Statement of Cash Flows

(Unaudited)

	Year End Dec 31, 2018
OPERATING ACTIVITIES	
Net Income	243,333.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	-158,757.60
E-Wallet Balance in Reserve	-153,434.16
Accounts Payable	0.00
Depreciation	99,587.51
Bank Transfers	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$212,604.25
Net cash provided by operating activities	$30,729.32
INVESTING ACTIVITIES	
Intangible Assets	
Furniture & Fixtures	0.00
Equipment	0.00
Net cash provided by investing activities	$0.00
FINANCING ACTIVITIES	
Other LT Liabilities	-87,849.99
Equity	467,389.98
Net cash provided by financing activities	$ 379,539.99
Net cash increase for period	$ 410,269.31
Cash at beginning of period	0.00
Cash at end of period	$ 410,269.31

Statement of Changes in Shareholder's Equity

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
December 31, 2018
(Unaudited)
Year End
Dec 31, 2018

Beginning of Year	
- Paid In Capital	$0
- Capital Shares	-
Add:	
Net Income	$95,524
Contributions	$500,000
Other - Conversion/Transfer	395,866
Deduct:	
Distributions	-
End of Period Capital	$991,390
End of Period Shares %	2,905,220

Notes to Financial Statements

NOTES to the FINANCIAL STATEMENTS
for Reporting Period of
December 31, 2018

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the "SEC").
This is a review of financial statements for an interim period. The accounting process is consistent with the process used for the annual review. The financial statements include the accounts of Success By Media Holdings, Inc. and its subsidiaries.

REVENUE RECOGNITION
The Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, collection of the revenue is reasonably assured, and the fees are fixed or determinable.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents. The Company maintains cash balances that may be uninsured or in deposit accounts that exceed Federal Deposit Insurance Corporation limits. The Company maintains its cash deposits with major financial institutions.

COST OF REVENUE   Cost of revenue includes direct costs to produce and distribute product and direct costs to provide online services, consulting, product support, and training and certification of system integrators.

RESEARCH AND DEVELOPMENT   Research and development costs are expensed as incurred.

INCOME TAXES   Income tax expense includes U.S. and international income taxes, plus the provision for U.S. taxes on undistributed earnings of international subsidiaries.

PROPERTY AND EQUIPMENT Property and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated life of the asset or the lease term, ranging from one to 15 years.

NATURE OF OPERATIONS

The Company is engaged in manufacturing and sales of nutraceutical products - including coffee, tea, health shakes and a selection of vitamins and minerals.   The company also offers media and sales consulting to corporations and life coaching to individuals for personal and business development. The company publishes and sells tools such as software and online courses to complete. Also, the company offers products for improvement of health and body and mind. Majority of sales are direct sales through workshops, retreats and events conducted around the world.

EQUITY AND OTHER INVESTMENTS
Success By Media Holdings, Inc. was formed in 2018 to manage and more formally consolidate the financial operations of seven subsidiaries formally all under Success By Media, LLC. Members of Success By Media, LLC were converted to shareholders of Success By Media Holdings, Inc.. In September 2018, the Shareholders and Board of Directors voted to consolidate the LLC with the corporation, operating as one corporation. The membership units were converted to corporate stock with a 25% for 1 stock/membership unit conversion. Common shares were issued.

Total issued	**2,905,220**
Total Authorized	5,500,000
Unissued	2,594,780

.

*Note: There were two stock transactions that occurred after the conversion and before end of the year. Anthony Potter 2,747 shares and Ann Giles/Agape Fountains, LLC 137,363 that is included in the total shares issued above.

No other investment in stocks, corporations or marketable securities were reported.

Intangible Assets - Formulas
Success By Media, LLC has contracted with Enhanced Capital Funding, Inc. for exclusive rights to use its formula to manufacture products under the Success By Health product line. Success By Health has issued a range of nutraceutical products including vitamins, healthy coffee and teas.

Operational Transactions
Success By Media Holdings, Inc. has seven wholly owned operational divisions – Success By Media; Success By Coaching; Success By Health; Success By Networking; Success By VT; Success By Music; Success By Travel and Success By Coin. Products are being developed for each division. As of December 31, 2018 Success By Media, Success By Health, Success By Networking and Success By Coaching were operational and providing sales. Management anticipates the other divisions to be operational by end of year. There will be research and development expenses incurred for each department.

Liabilities
Success By Media, LLC has entered into an exclusive license agreement with Enhanced Capital Funding for exclusive rights to manufacture and distribute the formula for the coffee, teas, healthy product mixes. The products have a trademark and are using secret ingredients licensed by Enhanced Capital. These are the products Success By Media are now selling. Terms of the license agreement are $500,000 one-time fee payable over 10 years and a 15% royalty paid annually.

E-Wallets
In 2018 SBM-H Inc. created electronic wallets for affiliates to use instead of receiving their commissions via check or electronic funds transfer immediately. This allowed the affiliates to utilize the balance to buy new products and develop their business from the electronic wallet. The affiliates can request payment of the commissions at any time. As of December 31, 2018, we had total short-term liabilities of $153,434.16, which was the E-Wallet Balance in Reserve..

INCOME TAXES

The provision for income taxes consisted of:

Year Ended December 31	2018
Current taxes:	
U.S. and state	$ 550.00
International	0
Current taxes	550.00
Deferred taxes	0
Provision for income taxes	$ 550.00